Mail Stop 4561
via fax (214) 939-5849

March 21, 2007

Mr. Peter B. Jacobson
Chief Executive Officer
Tribeworks, Inc.
2001 152nd Ave NE
Redmond, WA 98052

      Re: **Tribeworks, Inc.**
              Form 10-KSB/A for Fiscal Year Ended December 31, 2005
              Filed December 21, 2006
              Form 10-Q/A for Quarters Ended March 31, 2006 and June 30, 2006
              Filed November 17, 2006
              Form 8-K and Form 8-K/A Filed December 22, 2006

Dear Mr. Jacobson:

      We have reviewed the above referenced filings and your response letter dated March 13, 2007 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A Filed on December 21, 2005 and Forms 8-K and 8-K/A Filed on December 22, 2006

1.   We note your response to our prior comment 4 where you indicate that the correction of error has now been addressed and there will not be any issues with disclosure controls and procedures in the future. It is still not clear, however, how the Company considered the correction of this error in determining whether the disclosure controls and procedures were effective at December 31, 2005, March 31, 2006 and June 30, 2006.

2.   Although the Company is now indicating that the restatement was the result of a correction of an error, your response to comment 4 implies that you continue to believe this was a change in accounting policy. In this regard, you reference Atlas's policy of capitalizing software development costs (even though they did not have any capitalized costs according to the financial statements included in the November 17, 2007 Form 8-K/A) versus Tribework's policy of writing off all development costs. You further indicate that the write-off of capitalized development costs was in accordance with existing Tribework's accounting policies. Your response appears to contradict your disclosures in Note D to the Company's 2005 Form 10-KSB/A where you indicate that "Atlas had not yet established profitable operations, nor was it in a position to repay the loan. Consequently, the Company has written this balance down to its estimated realizable balance." It appears, therefore, that the financials were amended to restate for advances that were incorrectly written-off as uncollectible. Please explain and confirm that the Company believes that the restate was the correction of an error and not the result of adopting the AtlasTG accounting policies.

3.   In your response to our prior comments 1 – 4 the Company states that you intend to amend your December 31, 2005 Form 10-KSB and Item 4.02 Form 8-K to address the Staff's comments. Please tell us when you intend to file these amendments and please note that the Staff will review these documents when filed and may have further comments.

                                        ****

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact the undersigned at 202) 551-3399 if you have questions regarding comments on the financial statements and related matters.

Very truly yours,

Kathleen Collins
Accounting Branch Chief